Filed by Salix Pharmaceuticals, Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: InKine Pharmaceutical Company, Inc.

Commission File No.: 000-24972

[THE FOLLOWING IS THE TRANSCRIPT FOR THE SLIDE SHOW PRESENTATION FOR THE BANC OF AMERICA CONFERENCE BY SALIX PHARMACEUTICALS, LTD. ON JULY 28, 2005]

Speaker:	I apologize because we’re running a little bit late and folks are outside still having lunch and the sun has finally broken, so they’re lingering a little bit longer. But, because of the webcast, why don’t we get started. Thank you for joining us for our specialty pharma conference here where we’ve entitled it for the second year in a row New Products and New Paradigms, clearly the case with Salix Pharmaceuticals. And it’s my pleasure to have the management of Salix with us today. But before we begin, I have to tell you, as you are aware, we’re required to make a number of conflicts of interest and related disclosures in connection with our participation in this conference and the companies we may discuss. If you’d like to review these important disclosures, please pick up the packets containing the public appearance disclosures at the back of this room and at each of the breakout sessions. PDF copies can be accessed by those of you viewing these presentations via webcast.

And, as I said, it’s my pleasure to introduce the management of Salix, a leading specialty pharma company focused in the area of gastrointestinal diseases. The company’s key products include the recently launched Xifaxan and Colazal and Azasan. And the company also recently announced the acquisition of InKine Pharmaceuticals and we’ll let them elaborate on that just a bit. Joining us today from Salix is the company’s Chief Executive Officer, Carolyn Logan, Chief Financial Officer, Adam Derbyshire, Head of R&D, Dr. Carroll Leevy and Dr. Kornbluth, who is not affiliated with the company but affiliated with Mount Sinai. He’s the Associate Clinical Professor of Medicine at Mount Sinai to give us a different perspective we hear a lot from companies, let’s get great from the practitioner of what he sees the advantages of the product. And so, without any further ado, why don’t I turn it over to the company. Thank you.

Carolyn:	Thank you, David and thanks for inviting us here to present at this conference. I think David mentioned that we have announced our intention to acquire InKine Pharmaceuticals and as a result of that the lawyers have required me to read a statement. So, it’s on the screen. You can review it there as well, but please indulge me for just a couple of minutes as I go through this.

In connection with the merger between Salix and InKine on July 18, 2005, Salix filed with the SEC a registration statement on Form S-4, containing a preliminary joint proxy statement/prospectus and other relevant materials. Investors and security holders of Salix and InKine are urged to read the definitive joint proxy statement prospectus and the other relevant materials when they become available because they will contain important information about Salix, InKine and the merger. The joint proxy statement/prospectus and other relevant materials, when they become available, and any other documents filed by Salix or InKine with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents when they are available filed with the SEC by Salix by directing a request to Salix Pharmaceuticals, Ltd., 1700 Perimeter Park Drive, Morrisville, NC 27560, Attention: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by InKine by contacting InKine Pharmaceutical Company, Inc., 1787 Sentry Parkway West, Building 18, Suite 444, Bluebell, PA, Attention: Investor Relations.

Salix, InKine and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Salix and InKine in favor of the merger. Information about the executive officers and directors of Salix and their ownership of Salix common stock is set forth in the proxy statement for Salix’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2005. Information about the executive officers and directors of InKine and their ownership of InKine common stock is set forth in the proxy statement for InKine’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. Investors and stockholders may obtain more detailed information regarding the direct and indirect interest of Salix and InKine and their respective executive officers and directors in the merger by reading the joint proxy statement prospectus regarding the merger when it becomes available.

There we go. And, another forward-looking statement. Review briefly please. That takes us to our mission statement. I think, for those of you who have followed us for a while, you know that our mission statement has always been that we are dedicated to being the leading specialty pharmaceutical company providing products for gastroenterologists and their patients. Our strategy for maximizing shareholder value has been to end license late stage products, thereby not taking a lot of risk with shareholders’ money. We pretty much know the drugs are safe and effective in man at this point and then we just figure out the regulatory pathway to approval and then execute that. Of course, if we acquire currently marketed products, we look for products that gastroenterologists would like to write and that their patients can benefit from. We did not build manufacturing facilities to reduce risk and capital commitment there.

We use contract manufacturers. And then once we have a drug approved or acquire a marketed product, we sell it through our own sales force, which we took a lot of time and care in building and do continuous training. We think that we have built the premier sales force in gastroenterology. We look for people that can very readily discuss scientific data and that are very professional and respectful of gastroenterologists and their practices and their time.

The recent announcement of our intent to acquire InKine, this slide may look a little busy at first glance, but we think it very nicely lays out the combination of the two companies. And at the top of the page you will see that we have our marketed products. The Salix products are in orange. The InKine products are in green. So, you can see the currently marketed portfolio. Of course, we have Colazal, Xifaxan, Anusol-HC, Proctocort and Azasan and we’ll be adding Visicol to that. Visicol is a purgative product and has patent protection until 2013. It’s very unique, only tablet purgative product on the market. And with InKine, they’ve recently filed with the FDA a next generation tablet purgative product, INKP-102 and they just recently announced that the FDA has notified them that it has been accepted for filing and is now under review with the FDA with PUDPHA date of March, 2006.

You can see we have quite a few Phase three projects. We are going for several different indications with Xifaxan and those studies are either already up and running or will be up and running by the end of this year. Seeking label for prophylaxis of traveler’s diarrhea, c.difficile, hepatic encephalopathy and irritable bowel syndrome. As part of our ulcerative colitis franchise, we also have Phase three projects in granulated mesalamine and Colazal tablets. Both of those products have patent protection until 2018.

InKine’s product that’s under review at the FDA, they have filed for patent and if that is issued, that would have protection until 2024. And we also, when INKP-102, if it is approved we intend to pursue a constipation indication with that product. And then we currently have pediatric programs running for Colazal and Xifaxan. And if you wonder why I’m speaking so quickly, I’m a southerner — maybe you don’t think I’m speaking so quickly, but we have two doctors here, Dr. Asher Kornbluth and Dr. Carroll Leevy and we thought you would much rather hear from them than to see our standard presentation. So without further comment from me, I’m going to ask Dr. Kornbluth to please come up. And, Dr. Kornbluth, will you just give a couple of minutes of your background?

Dr. Kornbluth:	Thank you, Carolyn. My name’s Asher Kornbluth. I’m a practitioner and clinical investigator. Make my living seeing patients primarily with inflammatory bowel disease and other diarrheal disorders. I trained and have been at Mount Sinai for the last 15 years. I’m involved on a day-to-day basis taking care of patients in a clinical practice as well as involved in pharmaceutical-sponsored trials as well as my own investigator-initiated trials. And I’ve been following the Salix drug agents since they became available because obviously Colazal is a 5-ASA that has a major role in ulcerative colitis. What I’ll be speaking about today though is the current role and future role of Xifaxan in GI diseases and present some new data that’s become available over the last few months, presented primarily at DDW, our big annual GI meeting which happened in May, and some new data that’s on the verge of being presented.

So, rifaximin or Xifaxan, it’s a non-absorbable semi-synthetic antibiotic chemically related to Erythromycin, which is an old TB drug, but not at all related to it in terms of its clinical behavior, because the beauty of Xifaxan is that it is non-absorbed. Less than one percent has systemic absorption. The anti-microbial spectrum, which is important in the treatment of traveler’s diarrhea is that it will treat gram-positives and gram-negatives as well as aerobes and anaerobes.

Now, the nice thing about being a clinical investigator and wanting to do studies with Xifaxan and using it off-label — and most of us in the field who have been using Xifaxan are using most of it off-label because the indication right now is for traveler’s diarrhea is a rather narrow one is that we don’t think that we’re going to wake up a few months or a few years from now and open up the front page of the New York Times or literally tomorrow’s or today’s New England Journal and see our faces on the front page because of some new, terrible adverse effect, i.e. Tysabri, reports of PML. Today it’s out in the New England Journal where they have three case reports of actually three separate articles in the New England Journal.

The beauty about this is it’s been around for a long time, for about 20 years, as we’ll see and it has a tolerability profile in every indication where it’s been studied comparable to placebo because there’s no real systemic absorption, which means there’s no known drug interactions. We have not seen the emergence of resistant bacteria. There are a lot of published therapeutic uses. And this is primarily from the European literature, again, where the drug has been available for about 20 years. And here, again, you see that it’s been around for a long time and half a billion tablets have been distributed. We’re not going to wake up and see some horrible new side effect emerge with this drug.

So, as you know, the U.S. indication is for the treatment of patients older than 12 years old with traveler’s diarrhea caused by non-invasive strains of E. Coli. From a practical standpoint, we treat traveler’s diarrhea way before we get back a stool culture or even without a stool culture. Based upon the typical history: You travel, you get cramps, watery diarrhea, you have traveler’s diarrhea. That’s how we make the diagnosis and then you get Xifaxan. The approved label is for 200 milligrams TID for three days.

There are a lot of areas where there is both the company-sponsored trials ongoing as well as investigator-initiated trials. Around the country, geographically I can tell you from literally the East Coast, New York City out to the West Coast in L.A. there are some major sites of investigation in major areas. These include diarrhea, traveler’s diarrhea prophylaxis, which is not from the coast; it’s from Texas. Herb DuPont is doing a major study for a label for traveler’s diarrhea prophylaxis, which would be the first drug that has that indication and the infectious disease people have for a generations told us don’t treat prophylactically for traveler’s diarrhea because you’re going to leave behind some resistant E. Coli in Mexico. And frankly, every infectious disease specialist and every gastroenterologist I know who ever went to Mexico made sure they took their prophylactic antibiotic before they went because they could care less about what they leave behind; they don’t want to spend three days out of five on their vacation in the john. So prophylaxis is what is a huge market, meaning anybody who gets on a plane and goes to Caribbean, South America, Mexico, India, Pakistan or Asia is going to take a prophylactic antibiotic if they’re proved safe. And this drug is safe and does not develop resistance. And this drug has not developed resistance. Herb DuPont is the father of the field. It’s not something I’d brag about, but the father of the field of traveler’s diarrhea. He’s been doing every traveler’s diarrhea trial for the last 30 years and he is a big advocate of this program.

Pediatric infectious diarrhea, kids obviously suffer a great deal with traveler’s diarrhea. They get dehydrated more easily. It’s greater morbidity. Pediatricians don’t like using antibiotics when they can avoid it because kids are quite sensitive. This will be a safer agent. I’m going to speak — Dr. Leevy is going speak about hepatic encephalopathy. I’m going to speak more on the diarrheal-related illnesses: Crohn’s, pouchitis, touch on c-diff and IBS.

From a practical and topical standpoint, in terms of organisms that can disable huge amounts of civilians or troops, you don’t need a ricin to do that. You need something that gets into a water or food supply very easily and has a very high communicability rate like salmonella. And there has been bioterrorism — and this was if you read Judith Miller’s book — out in Washington, I believe, where salmonella was put into the local food supply. This is a very easy approach and this, Xifaxan, would be an ideal agent for every soldier to carry in their backpack and for the U.S. Government to stockpile. Where that stands in terms of their programs, I don’t know, but certainly a safer drug than the other antibiotics that have been stockpiled.

So why are we interested for Xifaxan for Crohn’s disease or antibiotics in Crohn’s disease? It’s a chronic inflammatory disorder. We’re getting more and more attention in the investment community because people are looking at Crohn’s disease as a model for many autoimmune diseases. If you look at all the biologics, they’re running to both Crohn’s disease and rheumatoid arthritis as the first diseases to study. There’s about a half million patients in the country with Crohn’s disease, but it’s sad to say the beauty of Crohn’s disease for the investment community is that it unfortunately strikes young people, teenagers and 20s and it is a lifelong disease from which there is no cure. So people are on therapy typically for decades.

In the year 2005 there is a unanimous opinion among all basic scientists that Crohn’s disease, we’re getting closer to finding the real cause but that it almost certainly is the result of an aberrant immune response with probably a normal bacteria in our gut in a genetically susceptible individual. And there have been a number of randomized control trials, primarily with Cipro and Flagyl, that have shown benefit in Crohn’s disease, so Xifaxan might likewise show a benefit. So there’s a number of open-label studies. These are the two largest that I’ll start with. This is going to be published shortly. This is by Ira Shafran from Florida. 29 patients prospective open-label but controlled in the sense that patients did not have any of their other meds changed. The dose he chose was the traveler’s diarrhea dose, but gave it for 16 weeks with an endpoint of a mean change in the CDAI score, which is the Crohn’s Disease Activity Index, the standard measurement at month four. Secondary endpoint was the percentage of patients who have a reduction by 70 points which is the standard measurement of response and the percentage of patients achieving remission. And, as you can see, that the percentage of patients achieving response is about 60 percent as early as month one and then there’s about 80 percent out to four months and the remission rate, which is a more stringent criteria obviously, is about 60 percent, which for an open-label study, even an open-label study, is a very impressive number for remission.

I presented this data at DDW when the drug became approved last May and became available in the pharmacies in July, started using it open-label and collected data at that time. By the time the DDW abstracts are due, which is the first Friday in December, I had 30 patients. I’ve probably treated closer to 75 by now. With mild to moderate Crohn’s disease, which is the largest chunk of the patients we see. Although you hear a lot more about patients getting treated with a more glamorous, expensive drugs, i.e., Remicade, the bulk of our patients don’t need Remicade. They have mild to moderate disease and they are on the sort of drugs that you see listed here, 5-ASAs, Budesonide, various antibiotics, Prednisone and 6-MP Azathioprine. The Xifaxan dose that I used was basically 400 milligrams BID. My partner, who also enrolled some patients, initially started treating with the traveler’s diarrhea dose. We’re now treating just standard 400 BID just based upon our feeling that 600 is safe — as you’ll hear from Dr. Leevy — 1200 milligrams a day is safe. I picked 800 milligrams. Now I’m actually doing a prospective trial looking at 600 versus 1200. But this is certainly an easy dose to tolerate in BID dosing. These were patients who had either ileitis, ileocolitis or colitis and we break them down by disease location because historically all antibiotics have worked better in patients that have had colonic involvement in Crohn’s disease. Presumably, the colon has more bacteria and that’s why antibiotics have greater benefit there. So half the patients had clinical improvement if they had just ileitis. Two-thirds had clinical benefits if they had ileocolitis or colitis. Two-thirds of all patients with Crohn’s disease do have colonic involvement. These patients were all failing other therapies. The mean number of meds these patients were on was about 2.2. And these patients all had chronic, ongoing symptoms despite multiple other medications. The mean time to onset of efficacy was 2.4 weeks. 16 of the 30 patients who responded have all continued on maintenance. Patients who were on Prednisone or Budesonide, half of them were able to reduce their doses and, again, benefit most in patients with colonic involvement.

This is a smaller study presented by Ellen Scherl’s group at New York Hospital of Cornell, again at DDW. A smaller group but more severe disease refractory to conventional therapy. A Harvey-Bradshaw index, which is the second index that’s often used in Crohn’s trials, in a range of more severe disease. And as you can see, there was a mean improvement in the score of 63 percent. Patients in this study responded within a median time of 7 days and at the time of this abstract submission had been treated for 31 days. I know Ellen well and she’s also treated many dozen more patients and has these patients on chronic maintenance therapy with Xifaxan.

A very interesting area — and this is a very small subset of patients that was presented — is bacterial overgrowth. It appears that the very, very large population of patients we see in this country with irritable bowel syndrome, of which there are millions of patients, a very significant portion of them have an element of bacterial overgrowth. We all have millions and millions of bacteria. These patients have perhaps a logarithmic increase over that and they get increased symptoms of gas, bloating, diarrhea, the bane of the existence of the practice in gastroenterologists. If we could find an effective agent for these patients, we will be prescribing it extremely widely. So this study looked at bacterial overgrowth and used 400 BID. All these patients had failed other antibiotics. 92 percent of the patients had a complete remission and they did it with a mean time within four days. The other patients had a greater than 50 percent response, a very significant reduction in the number of bowel movements. All patients had less rectal urgency and resolution of their abdominal pain and no AEs and this is very consistent with what we see in our Crohn’s patients. Most of the patients, in fact, in this study had underlying Crohn’s disease.

The very hot topic of small bowel bacterial overgrowth in irritable bowel has been studied extensively by Mark Pimentel at Cedar’s Sinai in L.A. And he has completed a trial, a large placebo-controlled trial that has been submitted to the New England Journal and will be presented at the ACG, our other annual GI meeting, this year in October. Xifaxan in pouchitis, pouchitis is a propensity that exists if a patient with ulcerative colitis has their colon taken out, the surgeon fashions a new rectum, so to speak, out of the small intestine and we call it an internal pouch. Most of those patients with time develop inflammation in that pouch and they are often difficult to treat and it feels like their ulcerative colitis all over again. These were ten patients who had failed other antibiotics. Again, proof of principle that if you want to treat a disease that is caused by bacteria in the gut, Xifaxan is an effective agent. Nine out of the ten patients responded, again, very quickly within three days. Again, big decrease in the number of bowel movements from 14 to 5. If five doesn’t sound too good, most patients with these pouches go to the bathroom five, six, seven times a day at their best. So this is as good as they’re going to get and again, no AEs.

So, in conclusion, I’ve spoken fast, probably even for a New Yorker. Xifaxan is an area that gastroenterologists are using more widely. Obviously the biggest indications are the ones that are right now off-label. Active Crohn’s disease is a large patient population and an area that even has a much huger treatment area so to speak is maintenance of remission. Once the patient gets well, they’re going to need to be on a maintenance forever. And most of our drugs have toxicities that patients will resent if they have to take forever. This has not been a problem so far with intermediate and longer term use of Xifaxan. And Dr. Leevy will give you some data, I believe, on how long he’s been using Xifaxan. After patients with Crohn’s disease have their surgery, they’ll feel well. Unfortunately, this is an incurable disease and they’re likely to have a recurrence of their Crohn’s. We don’t have any labeled drugs for prevention of relapse. It would be wonderful to be able to give the patient a safe drug pill once or twice a day to prevent their Crohn’s from coming back. IBS and small bowel bacterial overgrowth, a huge population that stands to benefit. Pouchitis is a much smaller patient population, but again, very important in terms of proof of concept. And c-diff associated colitis; there are plans to initiate trials for c-diff. This is a huge niche to fill because the two drugs we have for c-diff, which is an infection that occurs in many, many people after they take antibiotics is an increasingly prevalent one. The two drugs we have, one is Vancomycin orally, which is very expensive; and causes

Vancomycin Resistant Enterococci, a so-called super bug and we are sort of banned by using it by the infectious disease guys, from using it unless we really have to. And the drug we use of first line choice is Flagyl Metronidazole, which is a particularly unpleasant antibiotic to have to take. So if Xifaxan could step in, in c-diff, would become the drug of choice there, too, overnight. And with that, I’ll turn it over to Dr. Leevy.

Dr. Leevy:	Good afternoon. My name is Carroll Leevy and in contrast to the earlier introduction, in fact I’m not an employee of Salix, although certainly if they want to make an offer you know I’m always ready to listen. But in fact I am at the New Jersey Medical School where I am the Clinical Director of the Liver Center there. And in fact we have over 400 patients that we have treated with Xifaxan and I’ll tell you a little bit about that in a few moments.

But indeed, hepatic encephalopathy is a major problem. It encompasses a wide spectrum from the very mild to very severe cognitive dysfunction. And it’s characterized by disturbances in consciousness, changes in personality and intellect, a high blood ammonia level, altered neuromuscular activity and if you have an electroencephalogram, that will also be abnormal. So this is not really a very benign disease and it’s very prevalent. We have 5.5 million people in this country with chronic liver disease, mostly related to hepatitis C. Four million Americans are infected with C. Hepatitis B mainly in Asians, one and a half million. And coming from Newark, New Jersey, I can tell you that alcoholism is not diminishing in this country. And, in fact, 20 to 60 percent of people with chronic liver disease will have some level of hepatic encephalopathy and 10 to 50 percent of individuals who have been shunted because of portal hypertension and bleeding varices for instance will have an episode of encephalopathy. In 2002 there were 50,000 hospitalizations related to hepatic encephalopathy and in 2004 197,000 doctor visits by patients. So this is quite an expensive phenomenon for our healthcare system. And indeed, it’s very risky for the patient.

If you have an episode of encephalopathy, within the next year you only have a survival rate of 42 percent and in three years the survival estimate is only 23 percent. So three-quarters of people who have an episode of encephalopathy will die from the liver disease and the encephalopathy within a three-year period.

Well, antibiotics have long been a component of the treatment in encephalopathy. And the ideal antibiotic would be one that provides a broad spectrum of action, anaerobes and aerobes, gram-positives and gram-negative, effectively controls the signs and symptoms of encephalopathy but is extremely well tolerated so that patients will be able to take the medicine. A medicine that remains on the drug cabinet shelf is one that will not be of great benefit to someone. Well, Xifaxan, clearly I believe, is going to become the standard in the treatment of hepatic encephalopathy. And we have a number of studies, three open-label studies, a dose-finding study which showed that Xifaxan was most appropriate at a 1200 milligram or 6 tablet a day dosing regimen and 12 randomized-control studies, four against Lactulose, which up until now has been the gold standard for the treatment of encephalopathy. The problem with Lactulose, however, is that it causes significant diarrhea and flatulence and it’s very hard to titrate to the appropriate levels. You need to get two loose stools a day. It’s very hard to titrate to that. More or less than that and the encephalopathy gets worse. So therefore, very few people are compliant with the Lactulose. Lactitol, one study with that and it’s the European equivalent of Lactulose, Paromomycin, three studies and that’s the European equivalent of Neomycin and four Neomycin studies where Xifaxan was compared with. And Neomycin has been the gold standard for antibiotics in the past, usually in combination with Lactulose. The problem is that it causes significant hearing deficit and renal insufficiency. And obviously we need to avoid side effects, as we’ve been made very much aware with Vioxx recently. And so therefore, most doctors will not use the Neomycin. And there has been one placebo-controlled trial.

Well, the Mas study, probably the largest study undertaken to date, had 103 patients comparing Xifaxan, 400 milligrams 3 times a day or 1200 milligrams to Lactitol, the European equivalent of Lactulose, 20 grams 3 times a day, a wide range of levels of hepatic encephalopathy. The treatment was five to ten days. And they looked at the level of hepatic encephalopathy with those treatments. As you can see from this table, comparing in the first set of P-values Xifaxan to the second set, Lactitol, looking at blood ammonia levels, encephalopathy index and percentage improvement in encephalopathy, you can see that comparing entry to the end of treatment, the Xifaxan did significantly better than the Lactitol and the P-values, as you can see in the final column, were all highly significant.

Another study looking at Xifaxan as compared to Lactulose, 40 cerotic patients with a wide range of encephalopathy, treated again with Xifaxan 1200 milligrams a day versus Lactulose 60 grams a day, 20 patients in each arm, treated for 15 days, the Xifaxan significantly improved encephalopathy as compared to the Lactulose and there was significant improvement as far as blood ammonia levels, mental status changes, asterixis, flapping of the hands, which is common in patients with encephalopathy, EEG changes, which is really the gold standard and encephalopathy score at a number of interim points. But the key advantage was that the Xifaxan had no drug-related side effects because it has less than .32 percent absorption. And the Lactulose had significant side effects: Nausea, anorexia, weight loss, flatulence and diarrhea and cramps.

A study comparing Xifaxan to Neomycin, 30 cerotic patients, again a broad range of encephalopathy, Xifaxan 1200 milligrams versus Neomycin 3 grams a day, 21 days of treatment, primary endpoint venous blood ammonia level, secondary endpoints the things that we described previously, EEG grade, number connection tests, the ability to connect numbers when timed and asterixis score. And here comparing the number connection tests and the blood ammonia level, the Xifaxan in orange and the Neomycin in blue, looking in the first set of columns at initiation point and comparing that to the end of treatment, day 21, you can see that while both drugs led to a significant improvement in these measures of encephalopathy, in fact the Xifaxan did better.

I personally have treated over 450 patients with Xifaxan in my practice. We use 1200 milligrams a day, keep the patient on a continuous 1200 milligrams a day. We’ve had patients on up to 12.5 months of continuous therapy. We see no resistance and we have seen no side effects. The patients are faithful to taking this in contrast to the Lactulose that they used previously. And, in fact, we’ve just submitted a paper where we’ve looked at patients to the American College of Gastroenterology where we’ve looked at patients, 150 patients, who were treated initially with Lactulose for six months and then with Xifaxan for six months. And indeed, we decreased their rate of hospitalization and the cost of hospitalization to one-third of the previous level with Lactulose. So indeed, my feeling is that Xifaxan is rapidly becoming the standard of care for hepatic encephalopathy. With its ease of use and ease of tolerability, it is going to be the gold standard, continuous therapy, safe and efficacious and I think that Salix will be very pleased with the amount that will be prescribed in the future.

So, again, no toxicity, safety profile comparable to placebo, extensively used in Europe as Dr. Kornbluth mentioned earlier and, indeed, effective in controlling encephalopathy. It’s going to replace Lactulose, which is not so easy to tolerate. Thank you very much.

Speaker:	Since there is a limited number of microphones there, I’ll get up and apologize to Dr. Leevy. I gave him the wrong title, but I only read what I’m told and so whoever…

Dr. Leevy:	Once again, that may be good. It may mean that they’re going to make me a big offer.

Speaker:	Exactly. That’s the — I get ten percent then. Why don’t we open it up for Q&A to the audience. Steve?

Q:	In these studies, they’re all small in nature, have you been able to get comfortable with the fact that there’s no drug interaction possibilities? All these patients are on other drugs and they’re — again, patient numbers are 14, 15, 30, how do you doctors feel about the possibility for drug interactions, the problems there?

Answer:	Well, I can tell you that patients with liver disease tend to be on lots of medications, 10 or 12 medications often. And we have seen absolutely no cross-reactivity with any other drug. And you expect that because with less than 0.32 percent absorption, there’s no too much drug available to interact with another drug. But we have seen none and, again, we have treated over 450 patients. We’ve had them on drug for over a year and so we would not expect that if they haven’t had any reactions in a year that they would get them down the line further. And, again, in Europe they’ve had years and years of experience, almost two decades of experience, over 500 million tablets prescribed and they found no drug interaction either.

Q:	So you’re going after a series — and I guess this is to the company, not to either of the two doctors, but you’re going after a series of indications that are increasingly complex where Xifaxan makes a significant clinical difference. And so I guess my question relates to if one prices to value, one could conclude there’s a higher value being associated with some of these new uses. How are you going to price the drug into these new uses?

Answer:	Well, we look at the competitive landscape. Although we do believe that Xifaxan has some distinct advantages that other antibiotics, systemic antibiotics don’t have; but we also think about the chronic, long-term use of the drug. So, we believe that we have priced the drug fairly considering all aspects. Certainly if we were only pricing it for traveler’s diarrhea because of the uniqueness of the drug it would be considerably more expensive. But when we priced it we did consider that we would be pursuing other indications of long-term chronic nature. So I don’t know if I answered your question or not.

Answer:	Could I just add something? In encephalopathy, obviously, a concern has been price. And, you know, the average person with hepatic encephalopathy has from three to six admissions to the hospital for that per year. Each of those cost the insurance company after their discount $25,000 in the New York Metropolitan area. A year of Xifaxan is $6600 at 1200 milligrams a day, daily for the entire year. One admission to the hospital saved — one admission to the hospital equates to four years of the cost of Xifaxan. And we’re going to show at ACG that we’ve cut two-thirds of those hospitalizations out. So, indeed, in hepatic encephalopathy this is very, very cost effective. You’re going to save thousands and thousands of dollars for the insurance carrier and the patient at the current price.

Speaker:	We have time for a couple questions because we had such a long disclosure. That’s the longest disclosure I’ve ever seen. But, one question for Dr. Kornbluth and maybe for Carolyn, a person going to Mexico rarely goes to a physician prior to traveling but someone going to perhaps India, there are shots often requested. How do you think you’ll penetrate the market for the areas in which there’s not a — where patients don’t seek out a physician prior to going? How will they hear about this? Because many travelers would want it but may not be aware of it.

Answer:	Well I think Carolyn could probably address that from a PR standpoint. I think patients know that there are certain parts of the world that they have to go to the doctor because they have to get their shots, they have to get their malaria prophylaxis. In other parts of the world they’re traveling, there has not been any sort of standard recommendations to avoid, i.e. malaria, etcetera and it’s just a crap shoot, pardon the pun, in terms of avoiding diarrhea. And that there has not been some trend to prescribe drugs prophylactically. It’s been all the recommendations have advised against it. If we show that Xifaxan does not leave behind drug-resistant organisms, as has been the case, then every patient will call their doctor and say, “Could you call in a prescription for this drug?” And I think it will become the norm anytime a traveler goes to these parts of the world.

Answer:	The only thing I would add to that also is that there has been a lot of evidence that shows that of all the people who get traveler’s diarrhea, about ten percent of them keep a chronic, post-infectious IBS symptom. So, that is a reason to prophylact. And I think once we can file this and if the FDA deems that it’s worthy of approval and we do get the prophylaxis indication, then I think we, as a company, can do some things to increase awareness about that and about the safety. And if you’ve ever gone to Mexico and ruined your honeymoon or your vacation or business trip, then you might consider asking your doctor for a prescription before your next visit.

Answer:	I think also it’s important to point out that while, indeed, it would be nice if everyone — I certainly would take it if I were going to Mexico and had to give a talk, so that I’d be able to collect my honorarium and if it was on a vacation where I was personally paying for it, I would certainly want to take it because I’ve already put out my money. But the reality is that more important than that is the people who have chronic illnesses. We now prophylact all of our chronic liver disease patients because they don’t have good cooper cell function, which is necessary for fighting off infection. And, indeed, the chronically ill should always be prophylacted because, indeed, if they become ill there’s a much greater chance that they will have a life-terminating event. So there are certain groups of people where really once this becomes more widespread as far as knowledge base for physicians, people with chronic renal disease, liver disease and so forth will all be prophylacted because it’s such a high risk for them.

Q:	Just for Dr. Kornbluth, on your mild to moderate study that showed I think 30, 31 patients seeing clinical benefit, I believe you mentioned about half of them remain on therapy. What was the falloff of the other 50 percent due to?

Answer:	Well, I’m not sure that I understand the question.

Q:	16 people remained on therapy maintenance.

Answer:	Correct.

Q:	And I’m wondering what happened to the people between…?

Answer:	The other people were people who didn’t have an impressive initial response. Overall, there was about 60 — when you look at all the patients, ileitis, ileocolitis and colitis, it was about a 60 percent response rate. So 40 percent of the patients didn’t improve. They weren’t left on maintenance. The patients who did improve all chose to remain on this drug, which is something we don’t see with some of the other drugs because of the side effects, i.e. Prednisone, or costs, i.e. Remicade.

Speaker:	I apologize, but we’re actually running a little bit late, so I want to thank the company for their participation and thank you all for your attention. And the company will be here all the way through the clambake tonight, I hope, and we’ll be able to corner them with the additional questions. So, thank you very much.

END

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